Exhibit 4.34

Endorsement and Transfer of Rights Agreement by and between Nortel Networks (Sales and Marketing) Ltd Israel (“Lessee”) and AudioCodes Ltd. (“AudioCodes”) dated March 29, 2007 (“Endorsement Agreement”), pursuant to which Lessee transferred to AudioCodes its rights and obligations under a lease agreement with Airport Campus Ltd (“Lessor”) regarding a building in “Airport City” (Modiin municipal area as further detailed in the Agreement) together with two sublease agreements as further detailed hereinafter:

Commencement date of the transfer of rights and obligations: No later than December 31, 2007, according to Lessee’s 14-day prior notice to AudioCodes (the “Commencement Date”).

On the Commencement Date, $725,000 USD (+V.A.T) shall be paid to AudioCodes.

Rights and Obligations transferred:

—	Lease Agreement with Airport Campus Ltd. dated November 14, 2000 ("Lease Agreement")
Premises: Lease of a building with an area of approximately 17,784 square meters and an additional parking basement of approximately 6,913 square meters, together with 300 open air parking spaces. This area also includes the premises currently subleased by AudioCodes from Lessee under the sublease agreement between such parties. After the Commencement Date, AudioCodes will lease these premises directly from Lessor under the conditions of the Lease Agreement.
Lease period: From the Commencement Date until January 2013 with an option to extend lease for two additional periods of five years each.
Rent: For the main premises, $9.98 per square meter per calendar month, for the parking basement area, $2.92 per square meter per calendar month. All of the above prices exclude all taxes and are converted to New Israeli Shekels (NIS) as of signing of the agreement ($1 US= 4.87 NIS) and linked thereafter to changes in the Israeli Consumer Price Index (“ICPI”) from 9/2000
Restrictions on use: AudioCodes has the right to sublease up to 33% of the premises to a third party without obtaining Lessor’s approval. AudioCodes can also transfer all of its rights under the Lease Agreement to a third party subject to Lessor’s approval as further detailed in the Lease Agreement.
Security Deposit: AudioCodes is required to provide a guarantee for 13,151,000 NIS linked to changes in ICPI from September 2000.

—	Sublease Agreement, dated January 28, 2004, by and between Lessee and Bezek – The Israeli Communications Company Ltd. (“Bezek”) according to which Lessee subleases to Bezek a room consisting of 23 square meters. Rent paid by Bezek is approximately 1500 NIS per month, linked to the ICPI from December 2003. The term of the lease expires January 2008, after which Bezek has an option to extend the lease for an additional five-year period.

—	Sublease Agreement between Lessee and Cargo Airlines Ltd. (“CAL”) dated December 8, 2002, pursuant to which Lessee subleases to CAL an area of 994 square meters and 45 parking spaces. Rent paid by CAL is approximately 65,000 NIS per month (including rent for parking spaces) linked to ICPI from October 2002. The term of the lease expires January 2008, after which CAL has an option to extend the lease for an additional five-year period.